JUL 01 2003

03010378

OMB APPROVAL
OMB Number: 3235-0327
Expires: January 31, 2005
Estimated average burden hours per response. . . 0.10

UNITED STATES
...rities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wachovia Commercial Mortgage Securities, Inc.	0000850779
Exact name of registrant as specified in charter	Registrant CIK Number
Form 8-K dated June 30, 2003	333-83930
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
JUL 08 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, 2003.

Wachovia Commercial Mortgage Securities, Inc.
(Registrant)

By: [signature]
(Name and Title)
Name: William J. Cohane
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

UNDERWRITERS' STATEMENT
COMPUTATIONAL MATERIALS

WACHOVIA BANK-COMMERCIAL MORTGAGE PASS THROUGH CERTIFICATES
SERIES 2003-C5

The attached tables and statistical analysis (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Wachovia Securities, LLC, Citigroup Global Markets Inc., Nomura Securities International, Inc. or Lehman Brothers, Inc. (collectively,the "Underwriters") and not by the issuer of the certificates identified above (the "Offered Certificates") or any other party. The issuer of the Offered Certificates has not prepared or taken part in the preparation of these materials. None of the Underwriters, the issuer of the Offered Certificates, or any other party makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials reflect future performance. These Computational Materials should not be construed as either a prediction or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment and other assumptions and actual experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the Offered Certificates may differ from those shown in the Computational Materials due to difference between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the Offered Certificates has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Offered Certificates has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Certificates in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Offered Certificates for definitive terms of the Offered Certificates and the collateral.

Please be advised that mortgage-backed and/or asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risks. Investors should fully consider the risk of an investment in these Offered Certificates.

WBCMT 03-C5: Price/Yield Class A1

Balance	$226,000,000	Delay	14
Coupon	3.08060	Dated	7/1/2003
Settle	07/08/03	First Payment	8/15/2003

Price	0 CPY, 0 CDR Yield	100 CPY, 0 CDR Yield
99.499628	3.1753	3.1786

Spread	34	43
WAL	5.70	5.43
Mod Durn	5.094	4.881
Payment Window	Aug03 - Feb12	Aug03 - Mar11

2YR	1.168	1.168
5YR	2.265	2.265
10YR	3.368	3.368
Prepay	0 CPY	100 CPY

No Prepays	During any YM	During any YM
Default	0 CDR	0 CDR
Loss Severity		
Servicer Advances		
Liquidation Lag		
Optional Redemption	Call (N)	Call (N)

WBCMT 03-C5

Settlement Date	7/8/2003
First Pay	8/15/2003

CLASS A2, AAA Coupon: 3.9890

Price	100.8536
Yield	3.8943
Spread	35
WAL	9.61
Mod Durn	7.857
Mod Convexity	0.733
Maturity #mos	118
TREASURY	
5YR	2.144
10YR	3.251
SWAPS	
9YR	42
10YR	35.5

WBCMT 2003-C5, Class A2

Scenario: 0% CPY, no defaults, and yield to maturity.

Balance	$439,715,000	Delay	14
Coupon	3.804%	Dated	7/1/2003
Settle	7/8/2003	First Payment	8/15/2003

Price	Base Scenario
	Yield
100-06	3.79
100-07	3.79
100-08	3.78
100-09	3.78
100-10	3.78
100-11	3.77
100-12	3.77
100-13	3.76
100-14	3.76
100-15	3.76
100-16	3.75
100-17	3.75
100-18	3.74
100-19	3.74
100-20	3.74
100-21	3.73
100-22	3.73
100-23	3.73
100-24	3.72
100-25	3.72
100-26	3.71
WAL	9.61
Mod Durn	7.92

NOMURA

Series 8 ____

Series 24 ____

WBCMT 2003-C5, Class A2

Scenario: 0% CPY, specified defaults occurred in month 1, 35% severity, 100% advancing, 12 month lag, and yield to maturity.

Balance	$439,715,000	Delay	14
Coupon	3.804%	Dated	7/1/2003
Settle	7/8/2003	First Payment	8/15/2003

Price	Base Scenario*	Scenario 1*	Scenario 2*	Scenario 3*	Scenario 4*	Scenario 5*
	Yield	Yield	Yield	Yield	Yield	Yield
99.25000	3.91	3.91	3.91	3.91	3.91	3.91
99.50000	3.88	3.88	3.88	3.88	3.88	3.88
99.75000	3.85	3.85	3.85	3.85	3.85	3.85
100.00000	3.82	3.82	3.82	3.82	3.81	3.81
100.25000	3.78	3.78	3.78	3.78	3.78	3.78
100.50000	3.75	3.75	3.75	3.75	3.75	3.75
100.75000	3.72	3.72	3.72	3.72	3.72	3.72
101.00000	3.69	3.69	3.69	3.69	3.68	3.68
101.25000	3.66	3.66	3.66	3.65	3.65	3.65
101.50000	3.63	3.63	3.63	3.62	3.62	3.62
101.75000	3.60	3.60	3.59	3.59	3.59	3.59
WAL	9.61	9.56	9.48	9.35	9.19	9.10
Mod Durn	7.92	7.89	7.83	7.74	7.63	7.56

Base Scenario : no defaults.
Scenario 1 : Approx. 10% of all retail loans defaulted in month 1. For specific loan defaults please refer to attached schedule.
Scenario 2 : Approx. 20% of all retail loans defaulted in month 1. For specific loan defaults please refer to attached schedule.
Scenario 3 : Approx. 30% of all retail loans defaulted in month 1. For specific loan defaults please refer to attached schedule.
Scenario 4 : Approx. 40% of all retail loans defaulted in month 1. For specific loan defaults please refer to attached schedule.
Scenario 5 : Approx. 50% of all retail loans defaulted in month 1. For specific loan defaults please refer to attached schedule.

NOMURA

Series 8 ________

Series 24 ________